Genesis Lease Declares Dividend on its Common Shares

LIMERICK, Ireland, March 27, 2007 - Genesis Lease Limited (NYSE:GLS) announced that its Board of Directors today declared a dividend of $0.53 per outstanding Common Share for the period from the completion of its initial public offering on December 19, 2006 to March 31, 2007. The dividend is payable May 10, 2007 to shareholders of record as of the close of business on April 24, 2007. The dividend reflects a quarterly dividend of $0.47 per share, plus an incremental amount of $0.06 to reflect the slightly longer period.

About Genesis Lease Limited

Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Limerick, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GE Commercial Aviation Services Limited, or GECAS, to service its portfolio of leases, allowing management to focus on executing its growth strategy.

Genesis' common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol "GLS."

Alan Jenkins
Chief Financial Officer
Genesis Lease Limited
Limerick, Ireland
Tel: +353-61-633-777
alan.jenkins@genesislease.com

Jeffrey Goldberger
Managing Partner
KCSA Worldwide
New York, NY, 10017
Tel: +1-212-896-1249
jgoldberger@kcsa.com